UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 1) *

ERESEARCHTECHNOLOGY, INC.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

29481V108

(CUSIP Number)

David K. Robbins, Esq. Bingham McCutchen LLP 355 South Grand Avenue, Suite 4400 Los Angeles, CA 90071 (213) 680-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29481V108

1.	Names of Reporting Persons. Shamrock Activist Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,032,673 Common Shares*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,032,673 Common Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,032,673 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.01%*
14.	Type of Reporting Person (See Instructions) PN

* See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 29481V108

1.	Names of Reporting Persons. Shamrock Activist Value Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐
6.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 379,391 Common Shares*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 379,391 Common Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 379,391 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.75%*
14.	Type of Reporting Person (See Instructions) PN

* See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 29481V108

1.	Names of Reporting Persons. Shamrock Activist Value Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,792 Common Shares*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,792 Common Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,792 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.12%*
14.	Type of Reporting Person (See Instructions) PN

* See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 29481V108

1.	Names of Reporting Persons. Shamrock Activist Value Fund GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,471,856 Common Shares*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,471,856 Common Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,471,856 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.88%*
14.	Type of Reporting Person (See Instructions) OO

* See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 29481V108

1.	Names of Reporting Persons. Shamrock Partners Activist Value Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,471,856 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,471,856 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,471,856 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.88%*
14.	Type of Reporting Person (See Instructions) OO

* See Item 5 hereof.

ITEM 1. Security and Issuer.

This statement amends the Schedule 13D, dated August 9, 2007 (the “Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”) with respect to Common Shares, $0.01 par value per share (“Common Shares”), of eResearchTechnology, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

1. ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 255,277 Common Shares acquired by it after August 9, 2007 (the date the Schedule 13D was last amended) was $2,534,214 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.

The total amount of funds used by SAVF II to purchase the 49,247 Common Shares acquired by it after August 9, 2007 (the date the Schedule 13D was last amended) was $488,891 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

The total amount of funds used by SAVF III to purchase the 235 Common Shares acquired by it after August 9, 2007 (the date the Schedule 13D was last amended) was $2,352 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF III.

2. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4. Purpose of Transaction.

Shamrock Activist Value Fund has disposed of an aggregate of 498,900 Common Shares on the dates and at the prices set forth on the Schedule of Transactions attached hereto as Exhibit 3 and incorporated by reference herein. All sales by Shamrock Activist Value Fund were made in the open market on the Nasdaq National Market. As a result of such dispositions,

Shamrock Activist Value Fund now has beneficial ownership of 2,471,856 Common Shares, representing approximately 4.88% of the issued and outstanding Common Shares.

3. ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 5. Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the other.

SAVF owns 2,032,673 Common Shares, which represents approximately 4.01% of the issued and outstanding Common Shares. SAVF II is the owner of 379,391 Common Shares, which represents approximately 0.75% of the issued and outstanding Common Shares. SAVF III is the owner of 59,792 Common Shares, which represents approximately 0.12% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund owns 2,471,856 Common Shares, which represents approximately 4.88% of the issued and outstanding Common Shares.

As the general partner of each of SAVF, SAVF II and SAVF III, the General Partner may be deemed to beneficially own the 2,471,856 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 4.88% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 2,471,856 Common Shares owned by Shamrock Activist Value Fund, constituting approximately 4.88% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 2,471,856 Common Shares owned by Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 2,471,856 Common Shares owned by Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2, as previously filed.

The percentage of ownership figures set forth above and in response to Items 5(a) and 5(b) assumes that 50,615,672 Common Shares were outstanding as of December 24, 2007, based on the information contained in the Company’s Report on Form 10-Q filed with the United States Securities and Exchange Commission on October 26, 2007.

(c) During the last 60 days, SAVF, SAVF II and SAVF III acquired and disposed of Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 3 and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market.

Except as set forth above, none of the Reporting Persons beneficially owns any Common Shares or has effected any transactions in Common Shares since August 9, 2007 (the date the Schedule 13D was last amended).

(d) Not applicable.

(e) On December 24, 2007, SAVF, SAVF II and SAVF III ceased to be the beneficial owners of more than 5% of the issued and outstanding Common Shares of the Company. The reporting obligations of the Reporting Persons with respect to the Common Shares pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

4. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

Exhibit 3	—	Schedule of Transactions
Exhibit 4	—	Joint Filing Agreement, dated August 9, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2007

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

Exhibit Index

Document

Exhibit 3	—	Schedule of Transactions

Exhibit 4	—	Joint Filing Agreement, dated August 9, 2007 among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.